PartnerRe Ltd.

AXIS Capital Holdings Limited

90 Pitts Bay Road, Pembroke HM 08, Bermuda

92 Pitts Bay Road, Pembroke HM 08, Bermuda

Tel. (441) 292-0888

Tel. (441) 496-2600

April 10, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jeffrey Riedler, Assistant Director

Re:	PartnerRe Ltd.
AXIS Capital Holdings Limited
Registration Statement on Form S-4
File No. 333-202764

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PartnerRe Ltd. and AXIS Capital Holdings Limited (the “Registrants”) request that the effectiveness of the Registration Statement on Form S-4 (File No. 333-202764) (the “Registration Statement”) be accelerated to 12:00 p.m., Eastern Time, on Tuesday, April 14, 2015, or as soon thereafter as practicable.

Please note that forms of the validity opinion of Conyers Dill & Pearman and tax opinions of Davis Polk & Wardwell LLP, counsel to PartnerRe Ltd., and Simpson Thacher & Bartlett LLP, counsel to AXIS Capital Holdings Limited, were filed as exhibits 5.1, 8.1 and 8.2, respectively, to the Registration Statement, which was filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2015. Final copies of those opinions will be filed as exhibits to an amendment to the Registration Statement, which will be filed with the Commission prior to the requested effectiveness time of 12:00 p.m., Eastern Time, on Tuesday, April 14, 2015.

The Registrants acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrants. The Registrants represent to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	they will not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Richard J. Sandler, Davis Polk & Wardwell LLP, at (212) 450-4224 or Patrick J. Naughton, Simpson Thacher & Bartlett LLP, at (212) 455-7135 with any questions you may have concerning this request. In addition, please notify Mr. Sandler and Mr. Naughton when the request for acceleration has been granted.

Sincerely,

PartnerRe Ltd.

By:	/s/ Christine Patton
Name:	Christine Patton
Title:	Secretary & Corporate Counsel

AXIS Capital Holdings Limited

By:	/s/ Richard T. Gieryn, Jr.
Name:	Richard T. Gieryn, Jr.
Title:	Executive Vice President, General Counsel and Secretary